

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 28, 2010

Mr. Justin D. Benincasa
Chief Financial Officer
Atlantic Tele-Network, Inc.
10 Derby Square
Salem, MA 01970

      Re: Atlantic Tele-Network, Inc.
              Form 10-K for the fiscal year ended December 31, 2009
              Filed March 16, 2010
              File No. 1-12593

Dear Mr. Benincasa:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              /s/Larry Spirgel
              Assistant Director